FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2005


                        ARIES MARITIME TRANSPORT LIMITED
                 (Translation of registrant's name into English)

                                6 Posidonos Ave.
                             Kallithea 176 74 Athens
                                     Greece
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]    Form 40-F ______


          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [_]   No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operations and as Exhibit 2 the unaudited consolidated financial statements of Aries Maritime Transport Limited (the "Company") for the nine months period ended September 30, 2005. For convenience of reference, attached hereto as Exhibit 3 is the unaudited consolidated statement of income of the Company for the three months periods ended September 30, 2005 and June 30, 2005 and the unaudited consolidated balance sheet of the Company as at September 30, 2005 and June 30, 2005, which were included in the Company's earnings release dated November 1, 2005.

Exhibit 1
---------

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements for the nine months period ended September 30, 2005, the related notes, and the other financial and other information included in this document. Reference in the following discussion to "our" and "us" refer to our company, our subsidiaries and the predecessor operations of Aries Maritime Transport Limited, except where the context otherwise indicates or requires.

Overview

Aries Maritime Transport Limited (the "Company" or "Aries Maritime") was incorporated in Bermuda on January 12, 2005 for the purpose of acquiring certain vessel-owning subsidiaries of Aries Energy Corporation ("Aries Energy"). Prior to that time, our business was operated through vessel-owning subsidiaries as part of the shipping business of Aries Energy. The principal business of Aries Maritime is the ownership and chartering of ocean-going vessels world-wide. The Company's common shares are quoted on the NASDAQ National Market in the United States. The Company is a holding company that conducts its operations through its subsidiaries. The vessel-owning subsidiaries own products tankers and container vessels that transport a variety of refined petroleum products and containers world-wide.

Up to March 17, 2005, the unaudited predecessor combined carve-out financial statements of Aries Maritime have been prepared to reflect the combination of certain vessel-owning companies owned by Aries Energy. The companies reflected in the unaudited predecessor combined carve-out financial statements were not a separate legal group prior to the re-organization; therefore reserves are represented by `Invested Equity'.

In an Aries Energy group re-organization on March 17, 2005, the stockholders of certain vessel-owning companies contributed their interest in those individual vessel owning-companies in exchange for an equivalent stockholding in Aries Maritime. Aries Maritime's ownership percentages in those vessel-owning companies are identical to the ownership percentages that the previous stockholders held in each of those vessel-owning companies before the group re-organization. Accordingly the group re-organization has been accounted for as an exchange of equity interests at historical cost.

From March 17, 2005, the unaudited financial statements reflect the consolidated results of Aries Maritime.

Important Factors to Consider When Evaluating our Historical and Future Results of Operations

The products tanker and container vessel sectors have historically been highly cyclical, experiencing volatility in profitability, vessel values and charter rates. In particular, charter rates are strongly influenced by the supply of vessels and the demand for oil and container transportation services. We believe that charter rates and vessel values are currently at a high level. Several of our vessels were chartered prior to the current high market and, as a result, our historical earnings are below today's available time charter earnings. Charter rates may not remain at currently high levels when our current time charters expire or are renewed.

Lack of Historical Operating Data for Vessels Before their Acquisition

Consistent with shipping industry practice, when we acquire vessels, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it is helpful to potential investors in our shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller will remove from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have acquired (and may, in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. It is extremely rare for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. Where a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer. When we purchase a vessel and assume a related time charter, we must take the following steps before the vessel will be ready to commence operations:

o    obtain the charterer's consent to a new owner;

o    obtain the charterer's consent to a new technical manager;

o    in some cases, obtain the charterer's consent to a new flag for the vessel;

o    arrange a new crew for the vessel;

o    replace  all  hired   equipment  on  board,   such  as  gas  cylinders  and
     communication equipment;

o negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

o register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates and from the flag state;

o    implement a new planned maintenance program for the vessel; and

o ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

Principal Factors that Affect Our Business

The principal factors that affect our financial position, results of operations and cash flows include:

o    charter market rates, which have recently experienced historic highs;

o vessel operating expenses and voyage costs, which are incurred in both U.S. Dollars and other currencies, primarily Euros;

o depreciation expenses, which are a function of the cost of our vessels, significant vessel improvement costs and our vessels' estimated useful lives;

o financing costs related to our indebtedness, which totaled $155.5 million as of September 30, 2005;

o    fluctuations in foreign exchange rates.

Revenues

At September 30, 2005, all our revenues were derived from the time charters of our seven products tankers and our five container vessels. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer typically pays substantially all of the voyage expenses, while the vessel owner pays the vessel operating expenses. Our vessels are currently chartered to reputable charterers with remaining periods ranging from approximately one to five years, with an average of approximately three years. Our vessels have been employed on these charters for periods ranging from one month to three years, three months We believe that the performance of the charterers to date has been in accordance with our charterparties. At the maturity of each charter, we will seek to renew these charters with the same or other reputable charterers.

Our revenues for the period ended September 30, 2005 reflect the operation of twelve vessels. Ten vessels operated for the entire nine month period. On June 24, 2005, the container vessel CMA CGM Seine was acquired and on July 15, 2005 the container vessel CMA CGM Makassar was acquired.

Our revenues include an amount for the amortization of deferred revenue arising from the purchase of vessels together with the assumption of a below market value time charter. We value the liability upon acquisition of the vessel, by determining the difference between the market charter rate and assumed charter rate, discount this using our weighted average cost of capital and record the balance as deferred revenue and amortize it to revenue over the remaining period of the time charter.

During the three months period ended September 30, 2005 vessel operating days totaled 1,090 compared to total vessel operating days of 916 for the three months period ended June 30, 2005. For the nine months period ended September 30, 2005, vessel operating days totaled 2,906.

Commissions

Chartering commissions are paid to chartering brokers and are typically based on a percentage of the charterhire rate. We are currently paying chartering commissions ranging from 1.25% to 5%, with an average of 3.05%.

Vessel Operating Expenses

Vessel operating expenses are the costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel cost, port expenses, agents' fees, canal dues and extra war risk insurance, which are included in "voyage expenses."

Certain vessel operating expenses are higher during the initial period of a vessel's operation. For example, initial vessel operating expenses are usually higher than normal as newly acquired vessels are inspected and modified to conform to the requirements of our fleet.

Depreciation

Depreciation is the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels. We depreciate the cost of our vessels over 25 years on a straight-line basis. No charge is made for depreciation of vessels under construction until they are delivered.

Amortization of Special Survey and Dry-docking Costs

Special survey and dry-docking costs incurred are deferred and amortized over a period of five and two and a half years, respectively, which reflects the period between each required special survey and dry-docking.

Interest Expenses

Interest expenses include interest, commitment fees, arrangement fees, amortization of deferred financing costs, debt discount, interest incurred from discounting deferred revenue and other similar charges. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. The amount of interest expense is determined by the amount of loans and advances outstanding from time to time and interest rates. The effect of changes in interest rates may be reduced by interest rate swaps or other derivative instruments. We used interest rate swaps to hedge our interest rate exposure on a part of our financings.

Change in Fair Value of Derivatives

At the end of each accounting period, the fair values of our interest rate swaps are assessed by marking each swap to market. Changes in the fair value between periods are recognized in the statements of income.

Foreign Exchange Rates

Although foreign exchange rate fluctuations, particularly between the Euro and Dollar, have had an impact on our vessel operating expenses and administrative expenses, we have actively sought to manage such exposure. Currently, approximately 30% of our vessel operating costs are incurred in currencies other than the U.S. dollar. Close monitoring of foreign exchange rate trends, maintaining foreign currency accounts and buying foreign currency forward in anticipation of our future requirements are the main ways we manage our exposure to foreign exchange risk.

Technical and Commercial Management of Our Fleet

From June 8, 2005, our vessel-owning subsidiaries entered into ten-year ship management agreements with Magnus Carriers Corporation, or Magnus Carriers, an affiliate of ours, to provide for the technical management of our vessels, including crewing, maintenance, repair, capital expenditures, drydocking, payment of vessel tonnage taxes, maintaining insurance and other vessel operating activities.

Under the ship management agreements, we pay Magnus Carriers an amount equal to the budgeted vessel operating expenses, which we have established jointly with Magnus Carriers, and which range from $4,400 to $5,100 per vessel per day. Budgeted vessel operating expenses increase by 3% annually and are subject to adjustment every three years. The ship management agreements provide that if actual vessel operating expenses exceed the corresponding budgeted amounts, we and Magnus Carriers will bear the excess expenditures equally (except for costs relating to any improvement, structural changes or installation of new equipment required by law or regulation, which will be paid solely by us). If the actual vessel operating expenses are less than the corresponding budgeted amounts, we and Magnus Carriers share the cost savings equally. We have the right to cancel any ship management agreement on two months prior notice.

We also use Magnus Carriers and its affiliates non-exclusively for commercial management, which includes finding employment for our vessels and identifying and developing new business that will fit our strategy. For such services, we will pay Magnus Carriers a commercial management fee equal to 1.25% of any gross charterhire or freight we receive for new charters. In addition, Magnus Carriers will supervise the sale or purchase of vessels in accordance with our instructions. We pay Magnus Carriers 1% of the sale or purchase price in connection with a vessel sale or purchase that Magnus Carriers brokers for us. We may also use third parties for commercial management services from time to time.

In addition, as long as Magnus Carriers is our fleet manager, Magnus Carriers and its principals have granted us a right of first refusal to acquire or charter any container vessels or any products tankers ranging from 20,000 to 85,000 dwt, which Magnus Carriers, its principals or any of their controlled affiliates may consider for acquisition or charter in the future.

Results of Operations

For the Three  Months  Period  Ended  September  30, 2005  Compared to the Three
Months Period Ended June 30, 2005, and for the Nine Months Period ended September 30, 2005

Revenues

Total revenues increased to $21.4 million, or by 33%, in the three months period ended September 30, 2005 compared to $16.1 million in the three months period ended June 30, 2005. The increase in revenues is primarily due to the growth of the Company's fleet and associated increase in operating days.

Of the total revenue of $54.1 million earned by our vessels during the nine months period ended June 30, 2005, 59% was earned by our products tankers and 41% by our container vessels.

We have recognized $6.6 million of revenue during the nine months period ended September 30, 2005, as a result of the assumption of vessels' charters associated with certain vessel acquisitions. These assumed charters were at charter rates which were less than market rates at the date of the vessels' acquisition.

Commissions

Chartering commissions increased to $0.34 million, or by 13%, in the three months period ended September 30, 2005 compared to $0.3 million in the three months period ended June 30, 2005. This increase is primarily due to the growth of the Company's fleet and associated increase in operating days.

Chartering commissions totaled $0.98 million for the nine months period ended September 30, 2005.

Vessel operating expenses

Total vessel operating expenses increased to $4.8 million, or by 23%, during the three months period ended September 30, 2005 compared to $3.9 million in the three months period ended June 30, 2005. This increase is primarily due to the growth of the Company's fleet and associated increase in operating days.

Of the total vessel operating expenses of $12.7 million incurred during the nine months period ended September 30, 2005, 59% was incurred by our products tankers and 41% by our container vessels.

Depreciation & Amortization

Depreciation increased to $6.0 million, or by 54%, during the three months period ended September 30, 2005, compared to $3.9 million during the three months period ended June 30, 2005. This increase is primarily due to the growth of the Company's fleet and associated increase in operating days.

Depreciation during the nine months period ended September 30, 2005 was $13.9 million.

Amortization of dry-docking and special survey costs increased to $0.46 million, or by 53%, during the three months period ended June 30, 2005, compared to $0.3 million in the three months period ended June 30, 2005. This increase is primarily due to the growth of the Company's fleet and associated increase in operating days.

Amortization of dry-docking and special survey costs during the nine months period ended September 30, 2005 was $1.4 million.

Management Fees to Related Party

Management fees paid to Magnus Carriers increased to $0.4 million, or by 33%, during the three months period ended September 30, 2005, compared to $0.3 million in the three months period ended June 30, 2005. This increase is primarily due to the growth of the Company's fleet and associated increase in operating days.

Management fees paid to Magnus Carriers during the nine months period ended September 30, 2005 were $1.0 million.

Interest Expense

Total interest expense increased to $8.7 million, or by 81%, during the three months period ended September 30, 2005, compared to $4.8 million in the three months period ended June 30, 2005. Interest expense on loans decreased to $2.0 million, or by 20%, during the three months period ended September 30, 2005, compared to $2.5 million in the three months period ended June 30, 2005. This decrease is primarily due to the Company's debt being at a reduced level during the majority of the three months period ended September 30, 2005. Interest expense relating to amortization of deferred financing costs increased to $6.5 million, or by 183%, during the three months period ended September 30, 2005, compared to $2.3 million in the three months period ended June 30, 2005. This increase is primarily due to acceleration of amortization of deferred financing costs. Interest expense incurred from discounting the deferred revenue expense increased to $0.16 million, or by 1,500%, during the three months period ended September 30, 2005, compared to $0.01 million in the three months period ended June 30, 2004. This increase is primarily due to the growth of the Company's fleet.

Total interest expense during the nine months period ended September 30, 2005 was $16.8 million. Interest expense on loans during the nine months period ended September 30, 2005 was $6.9 million. Interest expense relating to amortization of deferred financing costs was $9.6 million. Interest expense incurred from discounting the deferred revenue expense during the nine months period ended September 30, 2005 was $0.3 million.

Interest Rate Swaps

The marking to market of our four interest rate swaps in existence during the first six months of 2005 resulted in a total gain in income of $0.38 million, during the nine months period ended September 30, 2005.

Net Income

Net income was $0.41 million for the three months ended September 30, 2005, compared to net income of $1.9 million for the three months ended June 30, 2005. This decrease of 78% is primarily due to accelerated amortization of deferred financing costs.

Net income was $7.1 million for the nine months period ended September 30, 2005.

Capital Resources and Liquidity

Overview

Our initial public offering for 12,240,000 of our common shares was completed on June 8, 2005 when the net proceeds of the offering totaling $143,055,000 were received by Aries Maritime. Up to the end of September, 2005, these proceeds had been used in the refinancing of existing debt obligations and other related obligations, to acquire the CMA CGM Seine and CMA CGM Makassar container vessels, pay costs of the offering and increase liquidity. Since the end of September, 2005 with this increased liquidity and borrowings under our new senior secured credit agreement, which we entered into concurrently with the closing of the initial public offering, please read "-Our New Senior Secured Credit Agreement-", we have continued to pay costs of the offering and completed the refinance of existing debt obligations and other related obligations. Our future liquidity requirements relate to: (1) our operating expenses; (2) payments under our ship management agreements; (3) quarterly payments of interest and other debt-related expenses and the repayment of principal; (4) maintenance of financial covenants under our new senior secured credit agreement; (5) maintenance of cash reserves to provide for contingencies; and
(6) payment of dividends.

We believe that cash flows from our charters will be sufficient to fund our interest and other debt-related expenses, any debt amortization under our new senior secured credit agreement and our working capital requirements for the short and medium term. We believe that our anticipated cash flows and the availability of our new senior secured credit facilities will be sufficient to permit us to pay dividends as contemplated by our dividend policy and to meet our capital needs over the next 12 months. We intend to refinance borrowings under our revolving acquisition facility by raising additional equity capital. Our longer term liquidity requirements include repayment of the outstanding debt under our new senior secured credit agreement. We will require new borrowings and/or issuances of equity capital or other securities to meet the repayment obligation when our new senior secured credit agreement matures in June 2009.

Cash flows

As of September 30, 2005 and June 30, 2005, we had cash of $38.6 million and $58.6 million, respectively, including restricted cash balances with lending banks. In the nine months period ended September 30, 2005, our net cash provided by operating activities was $26.6 million.

In the nine months period ended September 30, 2005, our net cash used in investing activities was $71.4 million. In this period, our investing activities related primarily to funding our investments in our vessels.

In the nine months period ended September 30, 2005, our net cash provided by financing activities was $75.0 million. The net cash provided by financing activities related primarily to the receipt of the net proceeds of the initial public offering, refinancing of existing debt and related obligations and drawing of new debt under new senior secured credit agreement.

Indebtedness

We had long-term debt outstanding of $155.5 million at September 30, 2005, compared with $214.6 million at December 31, 2004, a decrease of 27%. Our long-term debt as of September 30, 2005 represents amounts borrowed by the Company and one of our vessel-owning subsidiaries. As of September 30, 2005, borrowings under the various loan agreements are repayable over various periods ranging from four to seven years.

We used interest rate swaps in respect of certain of our borrowings to swap our floating rate interest payment obligations for fixed rate obligations.

Our New Senior Secured Credit Agreement

Concurrently with the closing of our initial public offering, we entered into a new $290.0 million senior secured credit agreement with Bank of Scotland, Nordea Bank and Fortis Bank as lead arrangers. The credit agreement comprises a $140.0 million term loan facility and a $150.0 million revolving acquisition facility.

We intend to borrow the full amount under the term loan facility. We will continue to use our borrowings under the term loan facility and the net proceeds of the initial public offering to:

o repay indebtedness that we assumed in connection with our acquisition of the first ten vessels in our fleet;

o    pay lender's fees in connection with our existing indebtedness; and

o acquire two additional container vessels pursuant to an option agreement that we entered into with an affiliate of Aries Energy; the CMA CGM Seine, which was acquired on June 24, 2005, and the CMA CGM Makassar, which was acquired on July 15, 2005.

Borrowings under the acquisition facility can only be used to fund the purchase price (and, with respect to newbuildings, reasonable pre-delivery interest and inspection costs) of one or more additional vessels that meet the following requirements:

o each vessel must be a double-hulled crude or products tanker or container vessel;

o    each vessel must be no older than 12 years old at the time of acquisition;

o    each vessel's purchase price may not exceed its fair market value;

o each vessel must enter into a minimum employment of 12 months with a reputable charterer within 6 months of the relevant drawdown; and

o each vessel must maintain a flag and class acceptable to the lead arrangers and satisfy certain other conditions.

Revolving loans under the acquisition facility may be incurred from time to time prior to the second anniversary of the closing of the initial public offering. On the second anniversary of the closing of the initial public offering, any unused commitments under the acquisition facility will be terminated. If the total amount borrowed under the facilities exceeds 55% of the fair market value of the collateral vessels, we will be unable to borrow further amounts under the acquisition facility until we either prepay some of the debt or the fair market value of the collateral vessels increases. We will be able to borrow further amounts under the acquisition facility again once the total amount borrowed under the facilities no longer exceeds 55% of the fair market value of the collateral vessels.

Our obligations under the credit agreement are secured by a first priority security interest, subject to permitted liens, in all 12 vessels in our fleet, and any other vessels we subsequently acquire. In addition, the lenders have a first priority security interest in all earnings from and insurances on our vessels, all existing and future charters relating to our vessels, our ship management agreements and all equity interests in our subsidiaries. Our obligations under the credit agreement are guaranteed by all subsidiaries that have an ownership interest in any of our vessels.

The term loan is payable in full in one installment in June 2009. Borrowings under the acquisition facility are payable in quarterly installments commencing nine months after a vessel acquisition, unless:

o at least 60% of the principal amount of a revolving loan has been repaid, in which case no payment need be made until June 2009; or

o a vessel has not been chartered for a minimum of 12 months with a reputable charterer within 6 months of the relevant drawdown, in which case at least 75% of the purchase price of that vessel must be repaid within 9 months of its acquisition.

Amounts outstanding under the credit agreement must be repaid in advance of their stated maturity in the following circumstances:

o    in the event of a sale, total loss or other disposition of a vessel; and

o if the aggregate fair market value of the collateral is less than 145% of the aggregate amounts outstanding under the credit agreement.

Indebtedness under the term loan and the acquisition facility bears and will bear interest at an annual rate equal to LIBOR plus a margin equal to:

o 1.25% if our total liabilities divided by our total assets is less than 60%; and

o 1.375% if our total liabilities divided by our total assets is equal to or greater than 60%.

We have paid a one-time arrangement fee of approximately $2.0 million and are incurring an annual commitment fee equal to 0.5% per annum of the unused commitment of each lender under the acquisition facility. We may prepay all loans under the credit agreement at any time without premium or penalty other than customary LIBOR breakage costs.

The credit agreement requires us to adhere to certain financial covenants as of the end of each fiscal quarter, including the following:

o our shareholders' equity as a percentage of our total assets must be no less than 35%;

o we must maintain cash and cash equivalents of at least $5.0 million, which increases by $1.25 million per year and by an additional $800,000 for every $10.0 million borrowed under the revolving acquisition facility, and our current liabilities may not exceed our current assets;

o the ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense must be no less than 3.00 to 1.00 on a trailing four quarter basis; and

o the aggregate fair market value of our vessels must be no less than 145% of the aggregate outstanding loans under the credit agreement.

In addition, Magnus Carriers is required to maintain cash or cash equivalents of at least $1.0 million. The credit agreement also requires our two principal equity holders to maintain a beneficial ownership interest in our company of no less than 10% each.

Our credit agreement prevents us from declaring dividends if any event of default, as defined in the credit agreement, occurs or would result from such declaration. Each of the following is an event of default under the credit agreement:

o the failure to pay principal, interest, fees, expenses or other amounts when due;

o    breach of certain financial covenants;

o    the failure of any representation or warranty to be materially correct;

o the occurrence of a material adverse change (as defined in the credit agreement);

o    the failure of the security documents or guarantees to be effective;

o judgments against us or any of our subsidiaries in excess of certain amounts;

o    bankruptcy or insolvency events; and

o    a change of control (as defined in the credit agreement).

Contractual Obligations and Contingencies

Our obligations as borrower and obligations of one of our vessel-owning subsidiaries as borrowers and the other vessel-owning subsidiaries as guarantors under term loan agreements with lenders for loans incurred to finance the purchase of vessels owned by them and the commitments of our vessel-owning subsidiaries under the management agreements with Magnus Carriers constitute our significant contractual obligations.

Under the ship management agreements, Magnus Carriers is providing us with office space and operational facilities at an extra monthly cost of $1,000 per vessel. This monthly cost includes a portion of the rent and any and all expenses incidental to the office space, including, but not limited to telephone, water and electricity, and is payable by us directly to Magnus Carriers. While occupying the office space, we have access to certain facilities of Magnus Carriers, including their computer and telephone service, server, internet connection, postage meter, facsimile and copying facilities. This arrangement will continue indefinitely.

Long-Term Financial Obligations and Other Commercial Obligations

Once the refinancing of all debt and related obligations existing at the closing of the initial public offering has been completed our long-term financial and other commercial obligations, outstanding as of September 30, 2005 are as follows (all figures in thousands of U.S. Dollars):

                                                          Payment Due by Period
Contractual                     Total                Less than 1          1-3 years             3-5 years            More than 5
Obligations                                             year                                                            years
Long-term debt                  140,000                  -                      -                  140,000               -
obligation (a)
Interest payments (b)           29,505                  7,868                 15,736                 5,901
Budgeted vessel                 234,016                21,108                 43,972                 46,822             122,114
operating expenses (c)
TOTAL                           403,521                28,976                 59,708                192,723             122,114

Notes:

(a) Refers to our obligations to repay the total term loan facility under the new senior secured credit agreement.

(b) Refers to our expected interest payments over the term of the total term loan facility under the new senior secured credit agreement, assuming an interest rate of 5.62% per annum.

(c) Refers to our obligations under the 10-year management agreements that each of our vessel-owning subsidiaries have entered into with Magnus Carriers. These figures represent the aggregate amount of the individual budgeted vessel operating expenses for 12 vessels, which increases by 3% every year under the management agreements June 8, 2005. The budgeted vessel operating expenses are subject to adjustments every three years and thus may vary.

Quantitative and Qualitative Disclosures

Interest Rate Exposure

Borrowings under our new senior secured credit agreement bear interest at a rate equal to LIBOR plus a margin ranging from 1.25% to 1.375%. We will use interest rate swaps or other derivative instruments to hedge our exposure to interest rates under our new credit agreement.

A 100 basis point increase in LIBOR would result in an increase of approximately $1.4 million in our annual interest expense.

Foreign Exchange Rate Exposure

Our vessel-owning subsidiaries generate revenues in U.S. dollars but incur a portion of their vessel operating expenses, and we incur our general and administrative costs, in other currencies.

We monitor trends in foreign exchange rates closely and actively manage our exposure to foreign exchange rates. We maintain foreign currency accounts and buy foreign currency forward in anticipation of our future requirements in an effort to manage foreign exchange risk. As of June 30, 2005, a 1% adverse movement in U.S. dollar exchange rates would have increased our vessel operating expenses by approximately $38,100.

Critical Accounting Policies

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application.

Consolidated Financial Statements of Aries Maritime

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Depreciation

Our vessels represent our most significant assets. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, which is estimated to be 25 years from date of initial delivery from the shipyard. We believe that a 25-year depreciable life is consistent with that of other shipping companies.
Depreciation is based on cost less the estimated residual scrap value. We estimate the residual values of our vessels based on a scrap value of $180 per lightweight ton, which we believe is common in the shipping industry. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade, the vessel's useful life is adjusted to end at the date such regulations become effective.

If circumstances cause us to change our assumptions in making determinations as to whether vessel improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense.

Impairment of Long-lived Assets

We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flow for each vessel and compare it to the vessel carrying value. In the event that an impairment were to occur, we would determine the fair value of the related asset and record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. We estimate fair value primarily through the use of third-party valuations performed on an individual vessel basis. To date, we have not identified any impairment of our long-lived assets.

Deferred Drydocking and Special Survey Costs

Our vessels are required to be drydocked approximately every 30 to 36 months for any major repairs and maintenance that cannot be performed while the vessels are operating. Our vessels are required to undergo special surveys every 60 months.

We capitalize the costs associated with drydockings and special surveys as they occur and amortize these costs on a straight-line basis over the period between drydockings and surveys, respectively. We believe that these criteria are consistent with U.S. GAAP guidelines and industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

Revenue Recognition

Revenues are generated from time charters. In recognizing revenue we are required to make certain estimates and assumptions. Historically differences between our estimates and actual results have not been material to our financial results.

Time charter revenues are recorded over the term of the charter as service is provided. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis.

Fair Value of Financial Instruments

In determining the fair value of interest rate swaps and lender participation rights, we are required to make a number of assumptions and estimates. These assumptions include future interest rates, appropriate discount rates, future values of our vessels, future dates of potential disposal or refinancing of vessels. We operate in a dynamic market, which is characterized by frequent and significant movement in all of these variables from period to period, particularly the expected value of our vessels.

We assess these assumptions at the inception of an arrangement and at the end of each reporting period based on available information existing at that time. Accordingly, the assumptions upon which we base our estimates are subject to change and may result in a material change in the fair value of these items.

Purchase of Vessels

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where we have assumed an existing charter obligation at charter rates that are less than market charter rates, we record a liability, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. This deferred revenue is amortized to revenue over the remaining period of the charter. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, future vessel operating expenses, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.

Recent Accounting Developments:

In November 2004 the Financial Accounts Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4" ("SFAS 151"), which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as a current period expense. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. Management does not believe that the implementation of this standard will have a material impact on the financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS 153 "Exchanges of Non-Monetary Assets - An Amendment to APB 29" ("SFAS 153"). Accounting Principles Board Opinion No. 29 ("APB 29") had stated that all exchanges of non-monetary assets should be recorded at fair value except in a number of situations, including where the exchange is in relation to similarly productive assets. SFAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges for non-monetary assets that do not have commercial substance. A non-monetary transaction has commercial substance where the future cash flows of the business will be expected to change significantly as a result of the exchange. The provisions of SFAS 153 will be effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not believe that the implementation of this standard will have a material impact on the financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS 123 (Revised) "Share Based Payments" ("SFAS123(R)"), which required companies to expense the value of employee stock option schemes and similar awards based on the grant date fair value of the award. SFAS 123(R) eliminates the option to use Accounting Principles Board Opinion No. 25's intrinsic method of accounting for valuation of share options and similar awards as provided by SFAS 123 as originally issued. SFAS 123(R) is effective for public companies for interim and annual financial periods beginning after June 15 2005 and the Group will implement as at October 1, 2005. Under the revised standard there are three transition methods available, the modified prospective method, modified retrospective method with restatement of prior interim results or the modified retrospective method. Management does not believe the adoption of this standard will have a material impact on the financial position, results of operations or cash flows.

-------------------------------------------------------------------------------
Exhibit 2
---------



                        ARIES MARITIME TRANSPORT LIMITED

                 Unaudited Consolidated Financial Statements for the nine months period ended September 30, 2005




-------------------------------------------------------------------------------

ARIES MARITIME TRANSPORT LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2005
(All amounts expressed in thousands of U.S. Dollars)
-------------------------------------------------------------------------------

                                                              (Unaudited)
                                                          SEPTEMBER 30,2005

ASSETS

Current assets
      Cash and cash equivalents                                        35,595
      Restricted cash                                                   2,999
      Trade receivables                                                   348
      Other receivables                                                    36
      Inventories                                                         593
      Prepaid expenses and other                                          546
      Due from related parties                                            983
                                                          --------------------
      Total current assets                                             41,100
                                                          --------------------

      Vessels, net                                                    309,852
      Other fixed assets, net                                              15
      Deferred charges, net                                             2,275
                                                          --------------------
      Total non-current assets                                        312,142
                                                          --------------------
      Total assets                                                    353,242
                                                          ====================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
      Current portion of long-term debt                                 1,700
      Accounts payable, trade                                           3,701
      Accrued liabilities                                               1,128
      Deferred income                                                   3,676
      Deferred revenue                                                  7,736
                                                          --------------------
      Total current liabilities                                        17,941
                                                          --------------------

      Long-term debt, net of current portion                          153,817
      Deferred revenue                                                 18,503
                                                          --------------------
      Total liabilities                                               190,261
                                                          --------------------

Stockholders' equity
      Common Stock, $0.01 par value, 100 million shares
      authorized, 28.4 million shares issued and
      outstanding  at September 30, 2005                                  284
      Additional paid-in capital                                      140,823
      Retained earnings                                                21,874
                                                          --------------------
      Total stockholders' equity                                      162,981
                                                          --------------------
      Total liabilities and stockholders' equity                      353,242
                                                          ====================

The accompanying notes are an integral part of these unaudited consolidated financial statements

ARIES MARITIME TRANSPORT LIMITED
UNAUDITED CONSOLIDATED STATEMENT OF INCOME FOR THE PERIOD ENDED
SEPTEMBER 30, 2005
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)
-------------------------------------------------------------------------------

                                                             (Unaudited)
                                                         Nine months period
                                                         ended September 30,
                                                                2005
                                                        ----------------------

REVENUES:

      Revenues                                                         54,069

EXPENSES:

      Commissions                                                       (984)
      Voyage expenses                                                    (63)
      Vessel operating expenses                                      (12,693)
      General and administrative                                        (824)
      Depreciation                                                   (13,869)
      Amortization of dry-docking and special
      survey costs                                                    (1,434)
      Management fees to related party                                (1,055)
                                                        ----------------------
                                                                     (30,922)
                                                        ----------------------
      Net operating income                                             23,147

OTHER INCOME (EXPENSES):

      Interest expense                                               (16,852)
      Interest income                                                     559
      Other income (expenses), net                                      (132)
      Change in fair value of derivatives                                 378
                                                        ----------------------
      Total other income (expenses), net                             (16,047)
                                                        ----------------------


                                                        ----------------------
NET INCOME                                                              7,100
                                                        ======================

Pro forma earnings per share:
Basic and diluted                                                       $0.25
                                                        ======================

Pro forma weighted average number of shares:
Basic and diluted                                                  28,416,877
                                                        ======================

The accompanying notes are an integral part of these unaudited consolidated financial statements

ARIES MARITIME TRANSPORT LIMITED
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE NINE
MONTHS PERIOD ENDED SEPTEMBER 30, 2005
(All amounts expressed in thousands of U.S. Dollars)
                                                                                     (Unaudited)
                                                                                 Nine months period
                                                                                 ended September 30,
                                                                                       2005
                                                                                ----------------------
Cash flows from operating activities:
   Net income                                                                                 7,100
   Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation                                                                            13,869
     Amortization of dry-docking and special survey                                           1,737
     Amortization and write-off of deferred financing costs                                     320
     Amortization of debt discount                                                            7,740
     Amortization of deferred revenue                                                        (6,654)
     Interest expense of deferred revenue                                                     1,782
     Change in fair value of derivative financial instruments                                  (378)
   (Increase) decrease in
     Trade receivables                                                                          (45)
     Other receivables                                                                           74
     Inventories                                                                               (159)
     Prepaid expenses and other                                                                (217)
   Increase (decrease) in
     Accounts payable, trade                                                                   (128)
     Accrued liabilities                                                                       (160)
     Due to related parties                                                                      70
     Deferred revenue                                                                        (1,625)
                                                                                ----------------------
               Net cash provided by operating activities                                     26,576
                                                                                ----------------------
Cash flows from investing activities:
     Vessel acquisitions                                                                    (70,111)
     Other acquisitions                                                                         (15)
     Restricted cash for dry-docking payments                                                   813
     Advances for vessels dry-docking/ special survey                                        (2,072)
                                                                                ----------------------
               Net cash used in investing activities                                        (71,385)
                                                                                ----------------------
Cash flows from financing activities:
     Proceeds from issuance of long-term debt                                               122,667
     Principal repayments of long-term debt                                                (181,750)
     Payment for financing costs                                                             (2,410)
     Proceeds from derivative financial instruments termination                                 301
     Payment of participation liability                                                      (6,500)
     Restricted cash for loan payments                                                        1,805
     Contributions to paid-in capital                                                       140,823
     Issuance of capital stock                                                                  134
                                                                                ----------------------
               Net cash provided by financing activities                                     75,070
                                                                                ----------------------
               Net increase in cash and cash equivalents                                     30,261
Cash and cash equivalents
Beginning of period                                                                           5,334
                                                                                ----------------------
End of period                                                                                35,595
                                                                                ======================

The accompanying notes are an integral part of these unaudited consolidated financial statements

ARIES MARITIME TRANSPORT LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in U.S. Dollars)

--------------------------------------------------------------------------------

1    Organization and Basis of Presentation

     The principal business of Aries Maritime Transport Limited ("the "Company" or "Aries Maritime") is the ownership and chartering of ocean-going vessels world-wide. The Company's common shares are quoted on the NASDAQ National Market in the United States. The Company is a holding company that conducts its operations through its subsidiaries. The vessel-owning subsidiaries own products tankers and container vessels that transport a variety of refined petroleum products and containers world-wide.

     Aries Maritime was incorporated on January 12, 2005 for the purpose of being the ultimate holding company of the companies listed below:

Company  Name                             Country of              Vessel Name             Date of
                                          Incorporation                                   Acquisition/
                                                                                          Incorporation
Mote Shipping Ltd.                        Malta                   -**                     March 7, 2003

Statesman Shipping Ltd.                   Malta                   -**                     March 18, 2003

Fortius Marine S.A                        Marshall Islands        -                       June 13, 2004

Altius Marine S.A                         Marshall Islands        M/T Altius              June 21, 2005

Land Marine S.A.                          Marshall Islands        M/T High Land**         June 13, 2005

Rider Marine S.A.                         Marshall Islands        M/T High Rider**        June 13, 2005

Makassar Marine Ltd.                      Marshall Islands        M/V CMA CGM Makassar    May 13, 2005

Seine Marine Ltd                      .   Marshall Islands        M/V CMA CGM Seine       June 24, 2005

Trans Continent Navigation Ltd.           Marshall Islands        -                       June 24, 2004

Trans State Navigation Ltd.               Marshall Islands        M/T Fortius             August 2, 2004

Vintage Marine S.A.                       Marshall Islands        M/T Citius              August 5, 2004

Bora Limited                              British Virgin Islands  M/T Bora                May 25, 2004

Ermina Marine Ltd.                        Marshall Islands        M/T Nordanvind          December 9, 2004

Jubilee Shipholding S.A.                  Marshall Islands        M/V Ocean Hope          July 26, 2004

Dynamic Maritime Co.                      Marshall Islands        M/V CMA CGM Force       June 1, 2004

Olympic Galaxy Shipping Ltd.              Marshall Islands        M/V CMA CGM Energy      April 28, 2004

Rivonia Marine Limited                    Cyprus                  -*                      May 4, 2004

Robin Marine Limited                      Cyprus                  -*                      April 20, 2004

AMT Management Ltd.                       Marshall Islands        -                       January 10, 2005

     * These companies were transferred out of the Aries Maritime group of companies in March 2005.
     ** These vessels were transferred from Mote Shipping Ltd and Statesman Shipping Ltd to Land Marine S.A. and Rider Marine S.A. in July and August 2005.
     Up to March 17, 2005, the unaudited predecessor combined carve-out financial statements of Aries Maritime have been prepared to reflect the combination of certain of the vessel-owning companies listed above. The companies reflected in the unaudited predecessor combined carve-out financial statements were not a separate legal group prior to the re-organization, therefore reserves are represented by `Invested Equity'.

     In a group re-organization leading up to March 17, 2005 the shareholders of the various vessel-owning companies listed above contributed their interest in the individual vessel owning-companies in exchange for an equivalent stockholding in Aries Maritime. Aries Maritime's ownership percentages in those vessel-owning companies are identical to the ownership percentages that the previous stockholders held in each of the vessel-owning companies before the group re-organization. Accordingly the group re-organization has been accounted for as an exchange of equity interests at historical cost.

     After March 17, 2005, the unaudited financial statements reflect the consolidated results of Aries Maritime.

     Any   intercompany   balances  have  been  eliminated  on  combination  and
     consolidation.

     On June 8, 2005 Aries Maritime closed its initial public offering of 12,240,000 common shares at an offering price of $12.50 per share. The proceeds of the offering before expenses were approximately $143 million.

     Hereinafter, Aries Maritime and its combining companies and subsidiaries referred to above will be referred to as "the Group".

     The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with Article 10 of Regulation S-X. The unaudited consolidated financial statements do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. All adjustments, which in the opinion of management, are considered necessary for a fair presentation of the results of operations for the period shown are of a normal recurring nature and have been reflected in the unaudited consolidated financial statements. The results of operations for the period presented are not necessarily indicative of the results expected for the full fiscal year or for any future period. The information included in these unaudited consolidated financial statements should be read in conjunction with the predecessor combined financial statements and accompanying notes as at December 31, 2003 and 2004 for the period and year ended December 31, 2003 and 2004, respectively.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2    Summary of Significant Accounting Policies

     Segment reporting:

     The Group reports financial information and evaluates its operations by charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. Management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and, as such, the Group has determined that it operates under one reportable segment.

     Pro forma net income per share:

     The Group has presented pro forma net income per share based on the common shares outstanding of Aries Maritime as at September 30, 2005. Accordingly, 28,416,877 common shares have been disclosed as being outstanding for the period presented for purposes of disclosure of pro forma net income per share. There are no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted pro forma net income per share.

     Comprehensive income:

     Statement of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components and requires restatement of all previously reported information for comparative purposes. For the period ended September 30, 2005, comprehensive income was the same as net earnings.


3    Commitments and contingencies

     (a)  Commitments

     New senior secured credit agreement
     Simultaneously with the Company's initial public offering, the Company entered into a new senior secured credit agreement ("the new credit facility") with a syndicate of banks. The new credit facility is for a total of $290 million and comprises a delayed-draw term loan facility of $140 million and a revolving credit facility of $150 million. During the nine month period ended September 30, 2005, all but the M/T Fortius were financed under the new credit facility (refer to Note 4 for details of the vessel financed under the new credit facility subsequent to September 30,
     2005). As at September 30, 2005, all but $17.3 million of the delayed-draw term loan facility of $140 million had been drawn. The delayed-draw term loan facility of $140 million is repayable in a bullet repayment in four years. The new credit facility of $290 million, including the $140 million delayed-draw term loan facility, is in the name of Aries Maritime as borrower and guaranteed by the vessel-owning subsidiaries. The maximum amount of the delayed-draw term loan facility available against each vessel is shown in the table below.

     Vessel                         Loan balance
     Altius                           17,332,536
     CMA CGM Seine                    13,564,593
     Bora                             11,220,096
     Nordanvind                       11,889,952
     High Land                         9,043,063
     High Rider                        8,708,134
     Citius                            7,200,957
     Ocean Hope                        8,373,206
     CMA CGM Energy                   10,885,167
     CMA CGM Force                    10,885,167
     CMA CGM Makassar                 13,564,593
                                      Commitment

Fortius                              17,332,536
       Total                        140,000,000

     The  $150  million   revolving  credit  facility  for  the  acquisition  of
     additional vessels was undrawn as at September 30, 2005 and is available for two years.

     Management agreements
     From June 8, 2005, each of the vessel-owning subsidiaries commenced operating under new ten-year ship management agreements with Magnus Carriers Corporation ("Magnus Carriers"). Under these agreements, Magnus Carriers provides both technical and commercial management services for the vessel-owning subsidiaries. Each of the vessel-owning subsidiaries pays vessel operating expenses to Magnus Carriers based on the jointly established budget per vessel, which will increase by 3% annually and be subject to adjustment every three years. If actual vessel operating expenses exceed or are below the budgeted amounts, the relevant subsidiary and Magnus Carriers will bear the excess expenditures or benefit from the savings equally. Expenses that relate to any improvement, structural changes or installation of new equipment required by law or regulation will be paid solely by the relevant subsidiary. Also, each of these agreements provides for the payment to Magnus Carriers of a management fee of $146,000 per annum for technical management services, plus $1,000 per month for office space and administrative support.


3    Commitments and contingencies, cont'd

     Purchase of vessels
     Pursuant to an agreement dated December 28, 2004, Magnus Carriers and the Company had the option, which became an obligation on completion of the proposed initial public offering of shares of the Company to purchase the M/Vs CMA CGM Seine and CMA CGM Makassar between February 21, 2005 and June 21, 2005. The price of the vessels, based on a delivery date of February 21, 2005 would have been $72.4 million and for every day later, the price was reduced by $12,900 ($6,450 per vessel). This option agreement was exercised in June 24 2005 for the purchase of M/V CMA CGM Seine and on July 15, 2005 for the purchase of M/V CMA CGM Makassar.

     Transfer of assets
     The following vessels were transferred from the ownership of the then current owners ("Old Company") to the now current owners ("New Company") on the dates shown below:

     Vessel              Old Company                New Company               Date
     M/T High Rider      Statesman Shipp. Ltd.      Rider Marine S.A.         Aug 5, 2005
     M/T High Land       Mote Shipping Ltd.         Land Marine S.A.          July 18, 2005

     (b)  Contingencies

     Legal proceedings
     There are no material legal proceedings to which the Group is a party other than routine litigation incidental to the Group's business. In the opinion of management, the disposition of these lawsuits should not have a material impact on the Group's results of operations, financial position or cash flows.

4    Subsequent events

     Interest Rate Swap
     On August 30, 2005 the Company entered into an interest rate swap with a forward start date of January 3, 2006 and a maturity date of June 3, 2009. Under the terms of the swap agreements with Fortis Bank, Bank of Scotland and Nordea Bank, Aries Maritime will pay a maximum three month Libor interest rate of 4.885% per annum on its $140 million non-amortizing term loan. Should prevailing three month Libor interest rates be lower than 4.885% per annum during the life of the interest rate swap, Aries will pay the average of this maximum rate and the prevailing rate.

     Vessel Refinancing and Acquisition
     In October 2005 the M/T Fortius was refinanced under the new credit facility. Also in October 2005, commitments were entered into for the purchase of three products tankers; two 72,600 dwt vessels costing $56.1 million each and a 38,700 dwt vessel costing $32.6 million.

Exhibit 3
---------

ARIES MARITIME TRANSPORT LIMITED UNAUDITED  CONSOLIDATED
STATEMENT OF INCOME FOR THE THREE MONTHS PERIODS ENDED
SEPTEMBER 30, 2005 AND JUNE 30, 2005

(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

                                                                (Unaudited)                      (Unaudited)
                                                        Three months period ended        Three months period ended
                                                            September 30, 2005                 June 30, 2005
                                                            ------------------                 -------------
REVENUES:
        Revenues                                                        21,364                           16,063
EXPENSES:
        Commissions                                                      (340)                            (301)
        Voyage expenses                                                   (62)                                -
        Vessel operating expenses                                      (4,833)                          (3,872)
        General and administrative                                       (472)                            (352)
        Depreciation                                                   (5,971)                          (3,949)
        Amortization of dry-docking and
        special survey costs                                             (457)                            (428)
        Management fees to related party                                 (432)                            (312)
                                                -------------------------------  -------------------------------
                                                                      (12,567)                          (9,214)
                                                -------------------------------  -------------------------------
        Net operating income                                             8,797                            6,849

OTHER INCOME (EXPENSES):
        Interest expense                                               (8,726)                          (4,848)
        Interest income                                                    441                               68
        Other income (expenses), net                                     (101)                              161
        Change in fair value of derivatives                                  -                            (277)
                                                -------------------------------  -------------------------------
        Total other income (expenses), net                             (8,386)                          (4,896)
                                                -------------------------------  -------------------------------


                                                -------------------------------  -------------------------------
                  NET INCOME                                               411                            1,953
                                                ===============================  ===============================

Pro forma earnings per share:
         Basic and diluted                                               $0.01                            $0.07
                                                ===============================  ===============================

Pro forma weighted average number of shares:
         Basic and diluted                                          28,416,877                       28,416,877
                                                ===============================  ===============================

ARIES MARITIME TRANSPORT LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2005 AND
UNAUDITED CONSOLIDATED BALANCE SHEET AS AT JUNE 30, 2005

(All amounts expressed in thousands of U.S. Dollars)
                                                                      (Unaudited)                     (Unaudited)
                                                                    SEPTEMBER 30, 2005                JUNE 30, 2005
ASSETS
                             Current assets
                             --------------

       Cash and cash equivalents                                        35,595                           57,075
       Restricted cash                                                   2,999                            1,507
       Trade receivables                                                   348                              735
       Other receivables                                                    36                              317
       Inventories                                                         593                              585
       Prepaid expenses and other                                          546                              328
       Due from related parties                                            983                              925
                                                       ------------------------   ------------------------------
                             Total current assets                       41,100                           61,472
                             --------------------
                                                       ------------------------   ------------------------------

       Vessels, net                                                    309,852                          269,143
       Other fixed assets, net                                              15                                8
       Deferred charges, net                                             2,275                            2,045
                                                       ------------------------   ------------------------------
                           Total non-current assets                    312,142                          271,196
                           -------------------------
                                                       ------------------------   ------------------------------
                                 Total assets                          353,242                          332,668
                                 ------------
                                                       ========================   ==============================

LIABILITIES AND STOCKHOLDERS' EQUITY
                          Current liabilities
       Current portion of long-term debt                                 1,700                           14,179
       Accounts payable, trade                                           3,701                            3,027
       Accrued liabilities                                               1,128                            1,451
       Deferred income                                                   3,676                            1,652
       Deferred revenue                                                  7,736                            6,120
                                                       ------------------------   ------------------------------
                           Total current liabilities                    17,941                           26,429
                           -------------------------
                                                       ------------------------   ------------------------------

       Long-term debt, net of current portion                          153,817                          131,453
       Deferred revenue                                                 18,503                           11,516
                                                       ------------------------   ------------------------------
                               Total liabilities                       190,261                          169,398
                               -----------------
                                                       ------------------------   ------------------------------



                          Stockholders' equity
                          --------------------

       Common stock, $0.01 par value, 100 million shares
       authorized, 28.4 million shares issued and outstanding
       at June 30, 2005 and at September 30, 2005                          284                              284
       Additional paid-in capital                                      140,823                          141,523
       Retained earnings                                                21,874                           21,463
                                                       -----------------------   ------------------------------
       Total stockholders' equity                                      162,981                          163,270
                                                       -----------------------   ------------------------------
       Total liabilities and stockholders' equity                      353,242                          332,668
                                                       =======================   ==============================

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                        ARIES MARITIME TRANSPORT LIMITED
                                  (registrant)



Dated:  November 8, 2005                     By:/s/ Richard J.H. Coxall
                                             --------------------------------
                                             Richard J.H. Coxall
                                             Chief Executive Officer




23248.0001 #616244